gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

March 27, 2006

Mail Stop 4561

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A-2

File No.: 333-130599

Dear Ms. Jacobs:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are either made in response to staff comments on the First Amendment or represent an updating of material previously filed to reflect any developments in Southridge Technology’s business.  The paragraph numbers below correspond to the numbered comments in your February 24, 2006 letter of comment.

General

1.

We are exploring the manner in which our edgarizer can file a redlined version of this Amendment on EDGAR.

2.

The financial statements have been updated so as to include unaudited financial statements for 3 months ended December 31, 2005.

Risk Factors

A significant portion of our revenue is derived from a small number.

3.

We have disclosed that this customer is a financial services company for which we perform all information technology services relating to servicing, maintaining and upgrading hardware and software. We do not have any other engagements that require a similar level of service commitments. We charge a flat rate per month, $5,000, plus the costs of equipment and software. In general, our hourly rates realized on this company engagement tend to average approximately $125 per hour which is consistent with hourly rates realized for services to unrelated parties. A copy of our agreement with this customer, which is an executed copy of our standard agreement form, is filed as Exhibit 10.5 to the registration statement.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 27, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2

File No.: 333-130599

Selling Stockholders

4.

We have eliminated Mr. Garzi’s name as an underwriter.

Management’s Discussion and Analysis

5.

We have expanded our description.

6.

We have expanded our descriptions, bearing in mind that relatively minor amounts that are not accounted for as separate items in our records, have larger percentage impacts because of our relatively small base. We have also disclosed that we do not rely on related parties as vendors in any way.

7.

We cannot predict the level of cash that our operations will generate with any degree of precision because we do not know how many engagements we will receive. However, we have disclosed that we do not believe that we need funding to continue our operations because we do not have a capital intensive business plan and because of the commitment of our principal shareholder, Sunodia, to provide loans in certain circumstances (Exhibit 10.3a). We believe that this commitment combined with our normal business operations will permit us to meet our obligations over the next twelve months. If revenue falls below prior levels, we will reduce our number of employees. However, revenues for the three months ended December 31, 2005 were more than $40,000 (or 23%) higher than revenues during the three months ended December 31, 2004.

Business

8.

We have expanded our descriptions making it clear that we perform various tasks within a single business of providing computer services for clients. Our internal records and billing do not distinguish among these services, although our emphasis is maintenance of existing systems because it provides a recurring stream of income. We disclose that all work is now provided by our employees, and we purchase needed equipment from large, independent vendors.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 27, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2

File No.: 333-130599

Executive Compensation

9.

We have modified the table too properly classify bonus amounts.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Prior Comment 31: g. Revenue Recognition

10.

As we have indicated throughout the current document and numerous editorial changes, we are involved in a very simple business. We provide computer services for small businesses. In some cases that involves purchasing and installing publicly-available hardware and software. We perform the services, including the installation of hardware and software, and then bill the agreed-upon amounts. There are no uncertainties or remaining work to be done at the time of billing. There are virtually no non-standard arrangements.

11.

We are a provider of computer services. As such, we are often engaged to install or upgrade hardware or software for a client. In many of these cases, our engagement involves selecting and purchasing the hardware or software to be installed. In those cases, we purchase publicly-available hardware or software from large, unaffiliated vendors and include the cost of the equipment and software in the estimated project fee quote to clients. At the time that we purchase the equipment and software, it is our inventory and remains so until we complete the engagement for which the equipment is needed. The issue is straightforward. We purchase items needed for our engagements. We purchase and take title to all equipment. Our clients enter into agreements with us and not with any other vendors or suppliers. If a client purchases equipment for us to install, we are not involved in any way in the purchase portion of that transaction.

Note 3 – Going Concern

12.

We have added disclosure about the Sunodia commitment.

Note 5 –Significant Customers and Related Party Transactions

13.

We have added the requested disclosure.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 27, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2

File No.: 333-130599

Note 6 – Income Taxes

14.

The Company was not a C corp. as of September 30, 2005. The only differences between its book and taxable income/loss were entertainment expenses ($272), bad debts ($1,388) and donations ($525), which in aggregate were not significant. The pro forma carryback data was inserted in response to your last comment letter. We believe that there were sufficient earnings in the past for a carryback to have been realizable.

Segment

15.

Throughout the document, it is stated that we are in one business, the computer services business. All purchases of hardware and software relate completely to service engagements involving installation, maintenance or upgrade of a client’s computer system. It is part of a service engagement. We do not sell equipment independently. Every sale of equipment is part of a service engagement. All items in inventory are purchased for specific service engagements.

Part II Information Not Required in Prospectus

Recent Sales of Unregistered Securities

16.

We have eliminated reference to Rule 504.

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Southridge Technology Group, Inc.

Most & Company, LLC